Exhibit 99.5

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity MOKO Social Media Limited
ABN 35 111 082 485

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Malcolm James
Date of last notice	11 October 2016

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Terasse (WA) Pty Ltd atf The Beach View Trust and Bachilton Pty Ltd atf the SI Family Trust
Date of change	19 December 2016
No. of securities held prior to change	Nil
Class	Unlisted options
Number acquired	25,000,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

No. of securities held after change

Terasse (WA) Pty Ltd atf The Beach View Trust

12,500,000 unlisted options, ex price $0.0125, expiry date 30 June 2019

Bachilton Pty Ltd atf the SI Family Trust

12,500,000 unlisted options, ex price $0.0125, expiry date 30 June 2019

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of options approved by shareholders at 2016 Annual General Meeting

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 3